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                                                                  EXHIBIT 2(b)

                           WILLIAMS INTERACTIVE INC.
                          3401 NORTH CALIFORNIA AVENUE
                            CHICAGO, ILLINOIS  60618

                                          March 29, 1996

Warner Communications Inc.
75 Rockefeller Plaza
New York, N.Y.  10019
Attention:  Chief Financial Officer

     Re: Stock Purchase Agreement, dated as of February 23, 1996, between Warner Communications Inc., a Delaware corporation and Williams Interactive Inc., a Delaware corporation
          -----------------------------------------------------

Gentlemen:

          Reference is made to the Stock Purchase Agreement, dated as of February 23, 1996 (the "Agreement"), between Warner Communications Inc., a Delaware corporation, and Williams Interactive Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to such terms in the Agreement.

          Buyer and Seller hereby agree that:

          1. The identification in the written draft report dated March 26, 1996 of Dames & Moore, Buyer's independent environmental audit firm of any matter related to (i) the former Atari Games Ireland Limited ("Atari Games Ireland") facility located in Ardfinnan, Co. Tipperary, Ireland, (ii) Murray Kitchens and (iii) the above ground diesel fuel storage tank located on the present Atari Games Ireland facility situated approximately 1 km east of Tipperary Town Co., Tipperary, Ireland including the ground thereunder or the wall surrounding it, shall not be deemed matters identified in such report for purposes of Section 10.2.5 of the Agreement and the existence of any such references in the report shall not constitute the basis for any defense to any claim for indemnification made by Buyer under Section 10.1 of the Agreement.

          2. The Company or certain of the subsidiaries have heretofore conducted a business known as the "Simulation Division." For purposes of the indemnification provisions of Section 10.1 of the Agreement, Buyer and its Affiliates, successors and assigns shall be entitled to be indemnified in accordance with Section 10.1 of the Agreement with respect to all Losses and Expenses arising from all Liabilities of the Simulation Division except to the extent reserved against on the Interim Balance Sheet and/or the Final Balance Sheet, whether existing at the Closing Date or arising thereafter. Such Liabilities shall include, without limitation,
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Warner Communications               -2-                           March 29, 1996

product warranty and product liability. Buyer's entitlement to indemnification as set forth in this paragraph 2 with respect to costs and expenses incurred by Buyer associated with the conduct of the Simulation Division after the Closing shall be conditioned on Buyer having received Seller's prior approval of the fact or amount of any out-of-pocket Loss or Expense (other than Losses or Expenses covered by Paragraph 3 hereof) to be paid by Buyer and which Buyer claims is subject to Seller's indemnification, and such Costs and Expenses shall not include any allocation of Buyer's or the Company's general overhead costs or expenses.

          3. To the extent that the Company or the Subsidiaries incur, prior to the Closing, severance or other employee termination costs and expenses with respect to employees employed by the Simulation Division, the minimum Working Capital required at Closing pursuant to Section 6.13 of the Agreement shall not be reduced as provided for in Section 6.2.2 of the Agreement with respect to such costs and expenses relating to Simulation Division employees. To the extent that any employees employed solely in the Simulation Division remain employees of the Company or the Subsidiaries as of the Closing Date, all Liabilities to such employees for wages, severance and the like shall be the sole responsibility of Seller and Buyer and its Affiliates shall be fully indemnified with respect to such Liabilities in accordance with Section 10.1 of the Agreement. Notwithstanding any other provision of this paragraph 3 to the contrary, Seller's obligation to indemnify Buyer with respect to Liabilities of the Company or the Subsidiaries for salary, wages or other compensation of employees employed solely in the Simulation Division shall terminate thirty (30) days after the Closing, after which time Seller shall not be obligated to pay or indemnify Buyer for (i) any portion of the salary, wages or other compensation of such employees, and/or (ii) any increment or additional amount of severance or other termination costs associated with such employees occasioned by such employees' continued employment by the Company or the Subsidiaries beyond thirty
(30) days after the Closing.

          4. Notwithstanding any other provision of this agreement to the contrary, on or before the expiration of thirty (30) days after the Closing, the Company shall either (i) use all reasonable efforts to sell the assets used exclusively by the Simulation Division (the "Simulation Division Assets"), or
the Simulation Division as a going concern, or (ii) shut down and commence the liquidation of the Simulation Division and the Simulation Division Assets. From and after the expiration of thirty (30) days after the Closing, Buyer shall not be entitled to indemnification under the Stock Purchase Agreement or hereunder from Seller concerning any Loss or Expense associated with Buyer's operation of the Simulation Division after such thirty (30) day period, other than the reasonable expenses associated with the sale of the Simulation Division Assets or the Simulation Division as a going concern, or the shut-down and liquidation of the Simulation Division and the Simulation Division Assets. Buyer shall, or shall cause the Company to, pay promptly to Seller all net proceeds of the sale of the Simulation Division Assets and/or the Simulation Division as a going concern. In the event that the Company is unable to sell the Simulation
Division Assets or the Simulation Division as a going concern
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Warner Communications               -3-                           March 29, 1996

within thirty (30) days following the Closing, Seller shall have the option, at its sole election, to take title and ownership of all or any portion of the Simulation Division Assets, and shall bear the costs of removing such assets from the Buyer's premises.

          5. The Final Balance Sheet shall not reflect any assets of the Simulation Division except for the Simulation Division assets reflected on the Interim Balance Sheet and only to the extent and in the amount assigned to such assets as set forth on the Interim Balance Sheet.

          6. Seller and Buyer hereby acknowledge that Seller has increased the amount of its cash capital contribution to satisfy the Working Capital requirement under Section 6.13 of the Stock Purchase Agreement by the sum of $262,000.00, which sum shall be characterized and treated as an additional reserve against the WEA account receivable on the Interim Balance Sheet, and which shall be subject to adjustment and revision on the Final Balance Sheet.

          7. Seller hereby waives as a condition to the Closing, the receipt of the consent of Sony Computer Entertainment of America as provided in Section
8.9 and item 11 of Schedule 8.9 to the Agreement.

          8. Buyer shall use its best reasonable efforts to track the sale or other disposition of Inventory and receivables existing as of the Closing Date through the delivery of the Certified Final Balance Sheet to enable Buyer and Seller to reconcile such Inventory and receivables and the proceeds or disposition thereof against the reserves established on the Interim and Final Balance Sheets with respect thereto.
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Warner Communications               -4-                           March 29, 1996


          This letter shall constitute a supplement, clarification and amendment to the Agreement.

          Please acknowledge your agreement herewith by signing at the place indicated below.

                                    Very truly yours,

                                    WILLIAMS INTERACTIVE INC.


                                    By:/s/ Neil D. Nicastro
                                       --------------------
                                     Name:  Neil D. Nicastro
                                     Title:    President

Agreed to and Accepted:

WARNER COMMUNICATIONS INC.


By:/s/Spencer B. Hays
   ------------------
 Name: Spencer B. Hays
 Title: Vice President